June 27, 2025

Jamie Pierson
Chief Financial Officer
Forward Air Corp
1915 Snapps Ferry Road
Building N
Greeneville, TN 37745

       Re: Forward Air Corp
           Form 10-K for the Fiscal Year ended December 31, 2024
           Filed March 24, 2025
           File No. 000-22490
Dear Jamie Pierson:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2024
Management's Discussion and Analysis
Overview, page 46

1. We note that you list various key operating statistics that are necessary to understand the operating results of Expedited Fright reportable segment on page 47, and provide some quantification of those statistics on page 53. We see that you also include operating statistics for the Intermodal reportable segment on page 56. However, you do not appear to report any similar metrics for the Omni reportable segment, as would ordinarily be required to comply with Item 303(a) and (b) of Regulation S-K.

       Please submit the revisions that you propose to include the relevant operating statistics underling the activity of this segment for 2024 and the subsequent interim period. As part of your response, provide us with a comprehensive description of the key deliverables and performance obligations of the segment, tell how these are measured
 June 27, 2025
Page 2

       and utilized in managing the business, and explain how each of these were assessed for utility in determining the measures that you propose to include.

2. We note that on pages 20 and 21 you provide a list of issues that you state must be addressed, as you continue to execute on the Omni integration, in order to realize the anticipated benefits of the acquisition, including the anticipated cost and revenue synergy opportunities. Please expand your disclosure in MD&A as necessary to address these issues including any related uncertainties and to provide insight on any progress and ongoing concerns that are reasonably likely to have material effects.

       Please describe any changes in circumstances that have occurred since your initial disclosures regarding the anticipated benefits of the merger that you believe are reasonably likely to cause a material adverse change in the expectations that were conveyed, along with the reasons for your assessments in this regard.

Quantitative and Qualitative Disclosures About Market Risk , page 64

3. Please revise your market risk disclosure as necessary to clarify how your valuation of the outstanding balance under your Revolving Credit Facility was based on or correlated with the estimated useful lives of buildings and improvements, equipment, terms for leasehold improvements, and computer software, as you currently report. Also reconcile the outstanding balance indicated with your disclosure in the last sentence on page F-27, stating that you had no outstanding borrowings under the
       Facility as of December 31, 2024, and related details on page 62.

       With regard to your disclosure concerning exposure to the effects of changes in the price and availability of fuel, and your reference to the risk factor disclosures on page
       20, explain to us how you have applied the guidance in Item 305 of Regulation S-K, in selecting a disclosure format and in formulating the content of these disclosures.
       Please submit the revisions that you propose to address these requirements and to meaningfully convey your exposure to each area of risk.

Financial Statements
Note 3 - Acquisitions, page F-22

4. Please revise your accounting and disclosures as necessary to address the following concerns regarding your description of the Omni acquisition, including details of the purchase consideration, the legal structure and related effects.

             Given that you have identified as a component of "Consideration Transferred" in your tabulation on page F-24, the extinguishment of Omni debt amounting to
           $1,543,003,000, which appears to be reflected in the investing cash outflow for the purchase of businesses of $1,576,219,000 on page F-9, it appears that your descriptions of the purchase consideration on pages 48, 49 and F-22, identifying only a $100.5 million cash component, should be revised to also address this component, including the terms under which financing had been secured.
 June 27, 2025
Page 3


             Given that you issued Series B and Series C preferred shares, in addition to common shares, in completing the transaction, your disclosures expressing the consideration in terms of the number of common shares "on an as-converted and as-exchanged basis" should be revised to specify the particular numbers of each class of securities that were issued, and considering your disclosures on pages F-
           23, indicating the preferred instruments were subdivided into units, also specify the number of units and explain your rationale for this approach.

             Disclose the basis that was utilized in determining the form of consideration that would be offered and issued to the various participants.

             With regard to any conversions of the preferred shares subsequent to issuance, specify the dates and the number of shares and corresponding units that were received and the number of common shares that were issued in exchange.

             Modify the disclosure indicating the equity consideration represented 34% of the outstanding common stock "on a fully-diluted and as-exchanged basis" to specify the interest based on actual issuances and conversions during the period.

             Revise the equity statement on page F-8 to include the actual number of shares of each class of securities that were issued or exchanged in this transaction, to include the number of shares associated with the activity and balances covering all of the periods to comply with FASB ASC 505-10-50-2.

             Given that some of the former shareholders of Omni appear to have retained some direct interests in the business (in addition to acquiring direct interests in your legacy business) through the Clue Opco LLC subsidiary, expand your disclosure to clarify that you did not acquire all of the economic interests in the business of
           Omni, and to specify the level of the minority interest therein created.

             Revise your disclosures as necessary to distinguish between the voting and economic interests established as part of your Up-C structure.

5. Given your disclosure indicating that you transferred the legacy business into the Clue
       Opco LLC subsidiary, and then issued units representing a direct interest in this entity to the former shareholders of Omni, it appears that you effectively relinquished a portion of the economic interests in the legacy business as part of the transaction. Tell us how you considered this component in determining the purchase consideration and why this is not readily apparent in the tabulation on page F-24.

       Also explain to us your approach in valuing the Series B preferred shares, and how the result correlates with the typical Up-C structure of pairing voting rights in the parent with direct economic interests in the business retained (by former shareholders via the
 June 27, 2025
Page 4

       subsidiary), and clarify why you have the Opco Series C-2 preferred units also listed as consideration, or clarify if these do not also represent a retained interest, and explain how these and the parent Series C preferred shares were valued.

       We expect that revisions will be necessary to clarify how you have appropriately considered and applied the guidance in FASB ASC 805-20-30-1 and 7.

6. Please expand your disclosures regarding the Series B and C preferred shares on page
       F-23, and within your discussion of the acquisition, to address both economic and voting interests of these instruments to comply with FASB ASC 505-10-50-3. Please also summarize each class of securities/units issued by Clue Opco LLC, with details sufficient to understand their utility in completing the transaction, and relative significance from an economic and voting standpoint.

7. We see that you have disclosure on page 31 explaining that payments required under the tax receivable agreement with former shareholders of Omni may be substantial and understand that in the event of early termination, you would be required to make a payment equal to the present value of anticipated future payments.

       You indicate payments will generally equate to 83.5% of tax benefits realized as a result of (i) increases in the tax basis of the acquired assets resulting from certain actual or deemed distributions and the future exchange of units, (ii) certain pre-
       existing tax attributes, (iii) tax benefits realized from certain tax allocations, and (iv)
       other tax benefits attributable to payments made under the tax receivable agreement.

       Please expand your disclosure on page F-24 to clarify whether the $13,270,000 that you have quantified for the associated liability in your purchase price tabulation represents your estimate of the fair value of all payments that will be required to fulfill your obligations under the tax receivable agreement, considering each of the categories of circumstances that you have indicated will require such payments.

       If this is not the case then also clearly describe any limitations with your measurement approach, include an estimate of the reasonably possible range of payments beyond the amount accrued, and explain how the amount compares to the payment that would be required under the early termination provisions.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 June 27, 2025
Page 5

       Please contact Gus Rodriguez at 202-551-3752 or Karl Hiller at 202-551-3686 if you
have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation